SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____	Form 40-F X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: March 2, 2006	By: /s/ Michelle Caturay Name: Michelle Caturay Title: Vice-President, Corporate Secretary and Associate General Counsel

By: /s/ Valerie K. Pettipas Name: Valerie K. Pettipas Title: Assistant Corporate Secretary

Annual Meeting of Shareholders
Québec City – March 2, 2006
OFFICIAL VOTING RESULTS

Each of the matters set out below is described in greater detail in the 2006 Management Proxy Circular (http://cibc.com/ca/investor-relations/annual-reports.html).

The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank and FOR the election as director of each of the 18 nominees listed in the 2006 Management Proxy Circular.

1.	Appointment of Auditors: FOR 165,184,591 (99.5%) WITHHELD 902,572 (0.5%)

2.	Election of Directors: FOR 165,913,358 (99.8%) WITHHELD 317,271 (0.2%)

Individual director results are set out below.
Nominee	Votes For		Votes Withheld

	#	%	#	%

Brent S. Belzberg	165,360,344	99.5	870,285	0.5

Jalynn H. Bennett	165,503,190	99.6	727,439	0.4

Gary F. Colter	164,273,200	98.8	1,957,429	1.2

William L. Duke	164,795,558	99.1	1,435,071	0.9

Ivan E.H. Duvar	165,307,299	99.4	923,330	0.6

William A. Etherington	165,710,348	99.7	520,281	0.3

Margot A. Franssen	164,447,574	98.9	1,783,055	1.1

Gordon D. Giffin	164,097,891	98.7	2,132,738	1.3

James A. Grant	164,399,763	98.9	1,830,866	1.1

Linda S. Hasenfratz	164,789,550	99.1	1,441,079	0.9

Pat M. Hayles	164,792,430	99.1	1,438,199	0.9

John S. Lacey	164,450,548	98.9	1,780,081	1.1

John P. Manley	165,651,833	99.6	578,796	0.4

Gerald T. McCaughey	165,820,814	99.8	409,815	0.2

Charles Sirois	164,717,803	99.1	1,512,826	0.9

Stephen G. Snyder	165,773,877	99.7	456,752	0.3

Cynthia M. Trudell	165,681,339	99.7	549,290	0.3

Ronald W. Tysoe	165,665,378	99.7	565,251	0.3

The Board of Directors and management recommended that shareholders vote against each of the following shareholder proposals:

3.	Proposal No. 1 – “ Persons tainted by judicial findings of unethical behavior are not eligible to serve as Directors of CIBC.”

FOR: 6,598,040 (4.0%)	AGAINST: 158,461,220 (96.0%)

4.	Proposal No. 2 – “It is proposed that the Bank include in its annual report the financial statements of its subsidiaries in tax havens.”

FOR: 5,643,428 (3.4%)	AGAINST: 159,427,784 (96.6%)

5.	Proposal No. 3 – “It is proposed that any increase in the compensation of senior executives including stock options, pensions and severance packages be first submitted to shareholders for approval before coming into effect.”

FOR: 4,569,204 (2.8%)	AGAINST: 160,367,324 (97.2%)